UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Peerless Systems Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number)

Timothy E. Brog

c/o Peerless Systems Corporation

1055 Washington Blvd., 8th Floor

Stamford, CT 06901

(203) 350-0040

 (Name, Address and Telephone Number of Person Authorized

 to Receive Notices and Communications)

July 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 705536100

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy E. Brog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	7	SOLE VOTING POWER 787,823(1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 787,823(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,823(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 244,375 shares of common stock which vest within 60 days of the date hereof and 250,000 shares of restricted common stock.

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the “Common Stock”), of Peerless Systems Corporation, a Delaware corporation (“Peerless” or the “Company”). The principal executive office of Peerless is located at 1055 Washington Bld., 8th Floor, Stamford, CT 06901.

Item 2.  Identity and Background.

This Statement is being filed by Timothy E. Brog (the “Filing Person”). The Filing Person’s address is c/o Peerless Systems Corporation, 1055 Washington Bld., 8th Floor, Stamford, CT 06901.

The Filing Person’s principal occupation is the Chairman and Chief Executive Officer of the Company, the address of which is set forth under Item 1 above. The Filing Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Filing Person received 250,000 shares of restricted Common Stock in connection with his Employment Agreement with the Company, dated July 11, 2013.

Item 4.  Purpose of Transaction.

The Filing Person acquired the securities set forth herein because he views them as an attractive investment. Based upon his evaluation of the Company’s financial condition, market conditions, and other factors he may deem material, he may seek to acquire additional shares of Common Stock in one or more open market or private transactions, dispose of all or any portion of the securities currently owned or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Filing Person has been a director of the Company since July 2007, Chairman of the Board since June 2008 and Chief Executive Officer since August 2010. In 2008, the Company sold substantially all of its assets and announced that it was pursuing one or more transactions to enhance stockholder value, which could include any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Filing Person may, at any time and from time to time, review, reconsider and discuss with Peerless’s board of directors and management, his position in Peerless.  The Filing Person also reserves the right to change his plans or intentions with respect to the Company at any time.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Filing Person beneficially owns 787,823 shares of Common Stock, including options to purchase 244,375 shares of Common Stock which vest within 60 days of the date hereof and 250,000 shares of restricted common stock.

             Based upon 3,245,830 shares of Common Stock outstanding, the Filing Person beneficially owns 24.3% of the outstanding shares of Common Stock on an as converted basis. The Filing Person has the sole power to vote and dispose of the shares of Common Stock reported. The Filing Person has not engaged in any transactions with respect to the Common Stock in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

              The Filing Person is party to an Employment Agreement, dated July 11, 2013. A summary of the Employment Agreement was included in Item 1.01 of the Company’s Current Report in Form 8-K filed with the Securities and Exchange Commission on July 12, 2013. Such summary is hereby incorporated by reference.

The Filing Person is also party to a Restricted Stock Agreement, dated as of July 11, 2013, with respect to the restricted stock he received in connection with the Employment Agreement. Such agreement provides that one quarter of such restricted shares will vest if prior to July 11, 2017 the average closing price of the Company's common stock on the Nasdaq Capital Market is greater than or equal to the target prices of $3.75, $4.00, $4.25 and $4.50, respectively, for 15 consecutive trading days.

 Item 7. Material to be filed as Exhibits

A.

Employment Agreement, dated July 11, 2013, between Timothy E. Brog and Peerless Systems Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Peerless Systems Corporation on July 12, 2013).

B.	Restricted Stock Agreement, dated as of July 11, 2013. (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2013

By:	/s/ Timothy Brog
Timothy Brog

PEERLESS SYSTEMS CORPORATION
2005 INCENTIVE AWARD PLAN RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT, (the “Agreement”), dated as of July 11, 2013 (the “Date of Grant”), is made by and between Peerless Systems Corporation, a Delaware corporation (the “Company”), and Timothy E. Brog (the “Grantee”). Capitalized terms used, but not defined herein, shall have the meanings set forth in the Employment Agreement, dated as of July 11, 2013, between the Company and the Grantee.

WHEREAS, pursuant to the 2005 Incentive Award Plan, as amended (the “Plan”), the Company may grant shares of restricted common stock, par value $.001 per share;

WHEREAS, simultaneously herewith, the Company is entering into the Employment Agreement with Grantee, whereby Grantee is to receive 250,000 shares of restricted stock (the “Restricted Stock”);

WHEREAS, the Company desires to grant to the Grantee the Restricted Stock as set forth herein;

NOW, THEREFORE, in consideration of the recitals and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Grant of Restricted Stock

(a)	Grant of Restricted Stock. The Company hereby grants to the Grantee the Restricted Stock upon the terms and conditions set forth in this Agreement and as otherwise provided in the Plan.

(b)

Incorporation of Plan; Capitalized Terms. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. The Administrator shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations thereunder, and its decision shall be binding and conclusive upon the Grantee and his/her legal representative in respect of any questions arising under the Plan or this Agreement.

Section 2. Terms and Conditions of Award

The grant of Restricted Stock provided in Section 1(a) shall be subject to the following terms, conditions and restrictions:

(a)

Ownership of Shares. Subject to the restrictions set forth in the Plan and this Agreement, the Grantee shall possess all incidents of ownership of the Restricted Stock granted hereunder, including the right to receive or reinvest dividends with respect to such Restricted Stock and the right to vote such Restricted Stock.

(b)

Restrictions. Restricted Stock and any interest therein, may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, during the Restricted Period (the “Restriction”). Any attempt to dispose of any Restricted Stock in contravention of the restriction, this Agreement and the provisions of the Plan shall be null and void and without effect. For the purposes of this Agreement, the term “vested” shall mean the lapse of the Restriction with respect to such shares of Restricted Stock.

(c)

Certificate; Book Entry Form; Legends. The Company shall issue the shares of Restricted Stock either (i) in certificate form or (ii) in book entry form, registered in the name of the Grantee, with legends, or notations, as applicable, referring to the terms, conditions and restrictions applicable to the Restricted Stock. Grantee agrees that any certificate issued for Restricted Stock prior to the lapse of any outstanding restrictions relating thereto shall be inscribed with the following legends:

“THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS, INCLUDING FORFEITURE PROVISIONS AND RESTRICTIONS AGAINST TRANSFER (THE “RESTRICTIONS”), CONTAINED IN THE 2005 INCENTIVE AWARD PLAN OF PEERLESS SYSTEMS CORPORATION, AS AMENDED, AND AN AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER AND THE COMPANY. ANY ATTEMPT TO DISPOSE OF THESE SHARES IN CONTRAVENTION OF THE RESTRICTIONS, INCLUDING BY WAY OF SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHERWISE, SHALL BE NULL AND VOID AND WITHOUT EFFECT.”

(d)

Lapse of Restrictions. In accordance with the table below, the shares of Restricted Stock shall vest on the first date before the fourth anniversary hereof, if any, that the average closing price of the Common Stock as reported on the Nasdaq Capital Market for any fifteen consecutive trading days immediately prior to such date (“15-Day Average Price”) is greater than or equal to the Target Price for such shares of Restricted Stock set forth in the table below, provided that Grantee remains employed by the Company as of the vesting date. For the avoidance of doubt, no trading day included in such 15-Day Average Price may precede the date of this Agreement.

Number of Shares Vested	Target Price

62,500	$3.75

62,500	$4.00

62,500	$4.25

62,500	$4.50

(e)

Upon the vesting of any shares of Restricted Stock, the Company shall, as applicable, either remove the notations on any such shares of Restricted Stock issued in book-entry form or deliver to the Grantee or the Grantee’s personal representative a stock certificate representing a number of shares of Common Stock, free of the restrictive legend described in Section 2(c), equal to the number of vested shares of Restricted Stock. If certificates representing such Restricted Stock shall have theretofore been delivered to the Grantee, such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer prior to the issuance by the Company of such unlegended shares of Common Stock. Upon such vesting, the Common Stock may not be sold, offered for sale, pledged, hypothecated or otherwise transferred in the absence of a registration statement in effect with respect thereto under the Securities Act of 1933, as amended (the "Act"), unless sold pursuant to Rule 144 of the Act or unless such sale, pledge hypothecation or transfer is otherwise exempt from registration under the Act and applicable state securities laws.

(f)

Termination of Employment. If prior to the lapse of the Restriction in accordance with Section 2(d) with respect to any portion of the Restricted Stock granted hereunder (i) Grantee’s employment is terminated with Cause; or (ii) Grantee voluntarily resigns as an officer of the Company, such portion of the Restricted Stock held by the Grantee shall be automatically forfeited by the Grantee as of the date of termination. If the Grantee’s employment pursuant to the Employment Agreement is terminated without Cause: (i) if 187,500 shares of Restricted Stock have vested immediately prior to the date of such termination (the “Termination Date”), then the remaining 62,500 shares of Restricted Stock shall vest immediately; and (ii) if less than 187,500 shares of Restricted Stock have vested immediately prior to the Termination Date, then (x) 125,000 additional shares of Restricted Stock shall vest immediately and (y) any other unvested shares of Restricted Stock shall be forfeited. Notwithstanding anything to the contrary in this Agreement, all shares of Restricted Stock that have not vested on or before the fourth anniversary hereof shall be forfeited.

Shares of Restricted Stock forfeited pursuant to this Section 2 shall be transferred to, and reacquired by, the Company without payment of any consideration by the Company, and neither the Grantee nor any of the Grantee’s successors, heirs, assigns or personal representatives shall thereafter have any further rights or interests in such shares. If certificates for any such shares containing restrictive legends shall have theretofore been delivered to the Grantee (or his/her legatees or personal representative), such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer.

(g)

Income Taxes. The Grantee shall pay to the Company promptly upon request, and in any event at the time the Grantee recognizes taxable income in respect of the Restricted Stock (whether in connection with the grant or vesting of the Restricted Stock, the making of an election under Section 83(b) of the Code in connection with the grant of the Restricted Stock as described in Section 2(h) below, or otherwise), an amount equal to the taxes the Company determines it is required to withhold under applicable tax laws with respect to the Restricted Stock. Such payment may be made by any of, or a combination of, the following methods: (i) cash or check; (ii) out of the Grantee’s current compensation; (iii) if permitted by the Administrator in its discretion, surrender of other shares of Common Stock of the Company which (a) in the case of shares initially acquired from the Company (upon exercise of a stock option or otherwise), have been owned by the Grantee for such period (if any) as may be required to avoid a charge to the Company’s earnings, and (b) have a Fair Market Value on the date of surrender equal to the amount required to be withheld; or (iv) if permitted by the Administrator in its discretion, by electing to have the Company withhold or otherwise reacquire from the Grantee shares of Restricted Stock that vest pursuant to the terms hereof having a Fair Market Value equal to the minimum statutory amount required to be withheld in connection with the vesting of such shares. For these purposes, the Fair Market Value of the shares to be withheld or repurchased, as applicable, shall be determined on the date that the amount of tax to be withheld is to be determined (the “Tax Date”). All elections by the Grantee to have shares withheld or repurchased to satisfy tax withholding obligations shall be made in writing in a form acceptable to the Administrator and shall be subject to the following restrictions:

(i)	the election must be made on or prior to the applicable Tax Date;

(ii)	once made, the election shall be irrevocable as to the particular shares as to which the election is made;

(iii)	all elections shall be subject to the consent or disapproval of the Administrator; and

(iv)

if the Grantee is subject to Section 16 of the Securities and Exchange Act of 1934 (the “Exchange Act”), the election must comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act and shall be subject to such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

(h)

Section 83(b) Election. The Grantee hereby acknowledges that he or she may file an election pursuant to Section 83(b) of the Code to be taxed currently on the fair market value of the shares of Restricted Stock (less any purchase price paid for the shares), provided that such election must be filed with the Internal Revenue Service no later than thirty (30) days after the grant of such Restricted Stock. The Grantee will seek the advice of his or her own tax advisors as to the advisability of making such a Section 83(b) election, the potential consequences of making such an election, the requirements for making such an election, and the other tax consequences of the Restricted Stock award under federal, state, and any other laws that may be applicable. The Company and its affiliates and agents have not and are not providing any tax advice to the Grantee.

(i)

Acceleration; Target Price Adjustment. If a Qualifying Event (as defined below) is completed prior to the fourth anniversary of the date hereof, any remaining shares of Restricted Stock granted under this Agreement shall vest, provided that Grantee remains employed by the Company on the date such Qualifying Event is completed. For the purposes of this Section 2(i), the occurrence of any of the following with Board of Directors approval shall constitute a “Qualifying Event”: (x) the Company publicly announces its intent to terminate its registration of the Common Stock under Section 12(g) of the Exchange Act; (y) the Company shall have commenced a self-tender offer for not less than 33% of the Company’s shares of Common Stock outstanding immediately preceding such self-tender offer at an offer price at least equal to the 15-Day Average Price applicable on the date such offer price is determined by the Company’s Board of Directors; and (z) the Company shall have completed any other extraordinary transaction in which shares of the Company equal to not less than 20% of the shares of Company stock outstanding immediately prior to such transaction were issued as part of such transaction. Any dividends paid in cash, securities or other property by the Company shall reduce the target prices set forth in the table in Section 2(d) above by an amount equal to the value of such dividend.

Section 3. Miscellaneous

(a)

Notices. Any and all notices, designations, consents, offers, acceptances and any other communications provided for herein shall be given in writing and shall be delivered either personally or by registered or certified mail, postage prepaid, which shall be addressed, in the case of the Company to both the Chief Financial Officer and the General Counsel of the Company at the principal office of the Company and, in the case of the Grantee, to the Grantee’s address appearing on the books of the Company or to the Grantee’s residence or to such other address as may be designated in writing by the Grantee.

(b)	No Right to Continued Employment. Nothing in the Plan or in this Agreement shall confer upon the Grantee any right to continue as an employee of the Company.

(c)

Bound by Plan. By signing this Agreement, the Grantee acknowledges that he/she has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(d)

Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of the Grantee and the beneficiaries, executors, administrators, heirs and successors of the Grantee.

(e)

Invalid Provision. The invalidity or unenforceability of any particular provision thereof shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

(f)	Modifications. No change, modification or waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties hereto.

(g)

Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior communications, representations and negotiations in respect thereto.

(h)	Governing Law. This Agreement and the rights of the Grantee hereunder shall be construed and determined in accordance with the laws of the State of Delaware.

(i)	Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(j)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the 11th day of July, 2013.

PEERLESS SYSTEMS CORPORATION

By:	Yi Tsai
Its:	Chief Financial Officer

Name:	Timothy E. Brog
Title:	Grantee